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Exhibit 99.2

Norampac Maintains the Same Net Income as Last Year
for its Third Quarter Despite More Challenging Conditions

        Montreal (Québec), October 28, 2003—Norampac Inc. ("Norampac") reports net income of $15 million in the third quarter of both 2003 and 2002.

        For the nine-month period ended September 30, 2003, Norampac reports net income of $28 million compared to $51 million for the same period in 2002. The results for the nine-month period ended September 30, 2003, include an unusual item related to the refinancing of $20 million ($13 million after income taxes) and a $10 million foreign exchange gain after taxes on long-term debt.

        Net sales for the third quarter were $293 million, compared to $318 million for the same quarter in 2002. The decrease is mainly a result of a strong Canadian dollar which translates into lower selling prices on both the containerboard and corrugated products segments. Shipments of corrugated containers, excluding the recently acquired Schenectady facility, decreased by 1% this quarter compared to the same quarter in 2002. Containerboard shipments went up 0,8% this quarter due mainly to the Schenectady acquisition. For the nine-month period ended September 30, 2003, net sales were $885 million compared to $918 million for the same period in 2002.

        Operating income amounted to $29 million in the third quarter, compared to $37 million for the corresponding quarter in 2002. The reduction is mainly attributable to a 13% decrease in the net selling price for containerboard products partially offset by a decrease in the fiber costs and controllable expenses. For the nine-month period ended September 30, 2003, operating income amounted to $73 million compared to $104 million for the same period in 2002. This reduction is mainly related to a strong Canadian dollar which lowered the net selling price in both the containerboard and corrugated products segments combined with higher energy costs.

Quarterly Highlights

  •
  Due to a stronger Canadian dollar, average reported net Canadian selling prices were lower in both containerboard and corrugated products segments;

  •
  Market related downtime of 20,700 short tons (5.6% of our North American capacity) during the third quarter, compared to 15,600 short tons in 2002;

  •
  Our North American integration level increased to 62.7% compared to 58.9% in 2002.

        Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer, said: "This quarter has been again challenging considering the effect of a strong Canadian dollar on containerboard pricing and increased downtime. Box demand remains soft and we do not expect prices to increase before any improvement in the demand. The acquisition of the Schenectady facility helped our current results and supported our goal of increasing our integration level."

        Norampac owns eight containerboard mills and twenty-five corrugated products plants in the United States, Canada, Mexico and France. With annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

        Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the United-States Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company's products, increases in raw material costs, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in Norampac's Securities and Exchange Commission filings including but not limited to its annual report in form 20-F for the year ended December 31, 2002.

        The financial statements included in this release also contain certain non gaap financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the "additional information—supplemental non-gaap measures" section, which is part to the company's financial statements.

For further information:	Source:
Anne-Marie Gagné Communications Manager Norampac Inc. (514) 282-3873 anne-marie_gagne@norampac.com	Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at September 30, 2003	As at December 31, 2002
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	10,812	25,747
Accounts receivable and prepaid expenses	226,064	184,824
Inventories	131,720	130,591

	368,596	341,162
Property, plant and equipment	890,804	925,881
Goodwill	198,289	202,589
Other assets	30,080	25,845

	1,487,769	1,495,477

Liabilities and shareholders' equity
Current liabilities
Excess of outstanding cheques over bank balances	2,148	9,861
Trade accounts payable and accrued liabilities	159,306	166,402
Income and other taxes payable	7,778	9,783
Current portion of long-term debt (note 4)	1,255	40,417

	170,487	226,463
Long-term debt (note 4)	411,654	357,611
Future income taxes	142,865	142,959
Other liabilities	36,512	36,836
Shareholders' equity
Capital stock	560,000	560,000
Contributed Surplus	286	136
Retained earnings	163,825	163,591
Cumulative translation adjustments	2,140	7,881

	726,251	731,608

	1,487,769	1,495,477

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Earnings
(in thousands of Canadian dollars)
(unaudited)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2003	2002	2003	2002
Sales	319,283	345,510	962,793	993,106
Cost of delivery	26,262	27,176	77,426	75,557

Net sales	293,021	318,334	885,367	917,549
Cost of goods sold and expenses
Cost of goods sold	208,138	223,825	646,379	647,791
Selling and administrative expenses	37,123	39,338	110,640	112,215
Depreciation and amortization	18,293	18,033	55,027	53,413

	263,554	281,196	812,046	813,419

Operating income	29,467	37,138	73,321	104,130
Financial expenses
Interests	6,629	9,415	24,885	27,091
Amortization of financing costs	341	322	1,060	967
Foreign exchange loss (gain) on long term debt	(627)	3,355	(11,554)	(340)

	6,343	13,092	14,391	27,718

	23,124	24,046	58,930	76,412
Unusual items (note 5)	—	—	19,854	—

	23,124	24,046	39,076	76,412
Income tax expense	8,046	8,888	10,842	24,937

Net income for the period	15,078	15,158	28,234	51,475

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars)
(unaudited)

	For the nine month period ended September 30,
	2003	2002
Balance, at beginning of period	163,591	127,045
Net income for the period	28,234	51,475
Dividend paid during the period	(28,000)	(32,000)

Balance, at end of period	163,825	146,520

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flow
(in thousands of Canadian dollars)
(unaudited)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2003	2002	2003	2002
Cash flows from:
Operating activities
Net income for the period	15,078	15,158	28,234	51,475
Adjustments for:
Depreciation and amortization	18,293	18,033	55,027	53,413
Future income taxes	1,448	2,268	(1,579)	5,461
Loss (gain) on disposal of property, plant & equipment	3	(400)	349	649
Foreign exchange loss (gain) on long term debt	(627)	3,355	(11,554)	(340)
Other	668	1,948	1,072	3,812
Unusual items	—	—	19,854	—

Cash flow from operating activities	34,863	40,362	91,403	114,470
Changes in non-cash working capital components	(3,107)	(9,897)	(49,867)	(45,973)

	31,756	30,465	41,536	68,497

Financing activities
Change in revolving bank credit facility	(8,412)	(11,280)	28,056	58,434
Increase in long-term debt	1,780	—	1,993	889
Issuance of Senior Notes	—	—	346,650	—
Repayments of long-term debt	42	(948)	(308,371)	(1,247)
Costs related to refinancing of long-term debt (note 4)	(1,197)	—	(10,005)	—
Premium paid on redemption of unsecured senior notes	—	—	(14,345)	—
Change in excess of outstanding cheques over bank balances	(14,402)	2,404	(7,712)	1,847
Dividend paid	—	—	(28,000)	(32,000)

	(22,189)	(9,824)	8,266	27,923

Investing activities
Additions to property, plant and equipment, net	(16,459)	(6,821)	(40,070)	(26,617)
Business acquisitions, net of cash and cash equivalents	—	(169)	(21,101)	(53,370)
Other assets, net	372	1,473	(1,136)	1,500

	(16,087)	(5,517)	(62,307)	(78,487)

Change in cash and cash equivalents during the period	(6,520)	15,124	(12,505)	17,933
Translation adjustment with respect to cash and cash equivalents	—	549	(2,430)	237
Cash and cash equivalents at beginning of period	17,332	14,643	25,747	12,146

Cash and cash equivalents at end of period	10,812	30,316	10,812	30,316

Supplemental information
Cash and cash equivalents paid for:
Interest	1,180	17,599	29,864	35,252
Income taxes	2,496	2,644	13,350	34,452

The accompanying notes are an integral part of the financial statements.

Notes to interim consolidated financial statements
(in thousands of Canadian dollars)
(unaudited)

Note 1    Basis of Presentation

        The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Norampac Inc.'s (the Company) financial position as at September 30, 2003 and December 31, 2002 as well as its results of operations and its cash flow for the three and nine months period ended September 30, 2003 and 2002.

        The interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

        These interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements except for the change described in note 2.

Note 2    Change in accounting policies

Guarantees

        In February 2003, the CICA issued guideline AcG 14, "Disclosure of Guarantees", which requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. Disclosures include the nature of the guarantee, how it arose, the events or circumstances that would trigger performance under the guarantee, the maximum potential future payments under the guarantee, the carrying amount of the related liability, and information about recourse or collateral. In accordance with the transitional provision of this accounting guideline, the Company adopted the recommendations as at January 1, 2003.

Long lived assets

        In 2002, the CICA issued Section 3475 "Disposal of Long-Lived Assets and Discontinued Operation", which applies to disposal activities initiated on or after May 1, 2003. This new Section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations. The adoption of this standard did not impact the interim consolidated financial statements.

Note 3    Business Acquisitions

        On April 14, 2003 the Company purchased Georgia-Pacific's corrugated products converting plant located in Schenectady, New York ("Schenectady"). The aggregate purchase price, subject to certain adjustments, is approximately $30.9 million (US$21.2 million) and is comprised of $20.4 million (US$14 million) in cash and all of the operating assets of the Company's Dallas/ Forth Worth, Texas plant valued at approximately $10.5 million (US$7.2 million).

Notes to interim consolidated financial statements
(in thousands of Canadian dollars)
(unaudited)

        On May 7, 2003 the Company purchased the assets of Instabox Saskatchewan Inc. ("Instabox"), a corrugated products converting plant located in Saskatoon, Saskatchewan. The aggregate purchase price, is approximately $0.7 million.

	Schenectady(1)	Instabox	Total
Net assets acquired (liabilities assumed):
Current assets	8,263	188	8,451
Property, plant and equipment	22,197	505	22,702
Goodwill, deductible for tax	2,169	—	2,169
Current liabilities	(1,700)	(20)	(1,720)

Purchase Price	30,929	673	31,602

Less:
Fair market value of assets exchanged	10,501	—	10,501

Cash paid net of cash and cash equivalents acquired	20,428	673	21,101

1)
The purchase price allocation for Schenectady has not yet been finalized and is based on the Company's best estimate. Accordingly, the fair values of assets acquired and liabilities assumed could differ from the amounts presented in these interim consolidated financial statements.

Note 4    Long-term Debt

        On May 28, 2003, the Company completed a series of financial transactions to substantially refinance all of its existing credit facilities, except those of its joint venture. The Company secured a new five-year revolving credit facility of CAN$ 350 million. The new revolving credit facility is secured by all of the inventory and accounts receivable of Norampac Inc. and its North American subsidiaries and by property, plant and equipment of two of its containerboard mills and three of its converting facilities.

        In addition, the Company issued new Senior unsecured Notes for an aggregate amount of US$250 million. The notes bear a 6.75% coupon and will mature in 2013.

        The aggregate proceeds of these two transactions were used to repay the existing credit facilities for an amount of approximately $67.0 million at the time of the refinancing and were used to redeem both the 9.5% US$150 million and the 9.375% CAN$100 million notes due in 2008.

Note 5    Unusual items

        During the second quarter the Company had unusual items of $19.9 million. The items included $14.4 million call premium paid to redeem both the 9.5% US$ 150 million notes and 9.375% CAN$ 100 million notes, a write-off of related financing costs for an amount of $4.7 million and a $0.8 million foreign exchange loss as a result of the refinancing.

Selected Segmented Information
(in thousands of Canadian dollars)
(unaudited)

	For the three month period ended September 30,		For the nine month period ended September 30,
	2003	2002	2003	2002
Sales
Containerboard	169,914	193,926	528,184	558,496
Corrugated products	249,569	256,936	734,404	739,810

Total for reportable segments	419,483	450,862	1,262,588	1,298,306
Other activities and unallocated amounts	14,289	17,498	45,105	40,800
Intersegment sales	(114,489)	(122,850)	(344,900)	(346,000)

Consolidated Sales	319,283	345,510	962,793	993,106

Operating income before depreciation and amortization
Containerboard	14,772	21,997	32,492	67,814
Corrugated products	31,668	28,033	80,547	78,481

Total for reportable segments	46,440	50,030	113,039	146,295
Other activities and unallocated amounts	1,320	5,141	15,309	11,248

Consolidated operating income before depreciation and amortization	47,760	55,171	128,348	157,543
Depreciation and amortization	18,293	18,033	55,027	53,413

Consolidated operating income	29,467	37,138	73,321	104,130

Additions to property, plant and equipment, net
Containerboard	4,739	4,962	18,970	17,276
Corrugated products	9,410	2,402	18,914	8,442

Total for reportable segments	14,149	7,364	37,884	25,718
Other activities and unallocated amounts	2,310	(543)	2,186	899

Consolidated additions to property, plant and equipment, net	16,459	6,821	40,070	26,617

Additional Information
(in thousands of Canadian dollars)

Supplemental Non-GAAP Measure

        Operating Income before depreciation and amortization is not a measure of performance under Canadian or U.S. GAAP. We believe that, in addition to cash flow from operations, operating income and net income, operating income before depreciation and amortization is a useful financial performance measurement for assessing operating performance as it provides an additional basis to evaluate our operating performance and ability to incur and service debt and to fund capital expenditures. Operating income before depreciation and amortization should not be construed as an alternative to operating income (as determined in accordance with Canadian or U.S. GAAP) or as an indicator of our operating performance or as an alternative to cash flows from operating, investing and financing activities (as determined in accordance with Canadian or U.S. GAAP) as a measure of liquidity or ability to meet all our cash needs. Our method of calculating operating income before depreciation and amortization may differ from the methods used by other companies and as a result may not be comparable to other similarly titled measures disclosed by other companies. Set forth below is a reconciliation of operating income before depreciation and amortization to net income and net cash provided by operating activities, which we believe to be the closest GAAP performance and liquidity measures to operating income before depreciation and amortization.

	For the three month period ended September 30,		For the nine month period ended September 30,
	2003	2002	2003	2002
	(unaudited)		(unaudited)
Net Income	15,078	15,158	28,234	51,475
Share of income of equity-accounted investments	—	—	—	—
Income tax expense	8,046	8,888	10,842	24,937
Unusual items	—	—	19,854	—
Financial Costs
Interests	6,629	9,415	24,885	27,091
Write off of deferred financing expenses	—	—	—	—
Amortization of Financing costs	341	322	1,060	967
Unrealized exchange loss (gain) on long-term debt	(627)	3,355	(11,554)	(340)

Operating Income	29,467	37,138	73,321	104,130
Depreciation and Amortization	18,293	18,033	55,027	53,413

Operating income before depreciation and amortization	47,760	55,171	128,348	157,543

Cash Flow From Operations	31,756	30,465	41,536	68,497
Changes in non-cash working capital components including income taxes	3,107	9,897	49,867	45,973
Depreciation and amortization	(18,293)	(18,033)	(55,027)	(53,413)
Current Income tax expense	6,598	6,620	12,421	19,476
Interests	6,629	9,415	24,885	27,091
Other non cash adjustments	(327)	(1,626)	(12)	(2,845)
Disposal of property plant and equipment	(3)	400	(349)	(649)

Operating Income	29,467	37,138	73,321	104,130
Depreciation and amortization	18,293	18,033	55,027	53,413

Operating Income before depreciation and amortization	47,760	55,171	128,348	157,543

Shipments
Containerboard third party (in short tonnes)	160,242	168,703	481,245	512,288
Containerboard intersegment (in short tonnes)	211,620	200,092	610,954	577,705
Corrugated products (in thousands of square feet)	3,517,881	3,341,332	10,092,297	9,673,697

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Norampac Maintains the Same Net Income as Last Year for its Third Quarter Despite More Challenging Conditions